Mail Stop 4561

      June 23, 2005

Mr. Michael Walsh
Chief Financial Officer
IQ Biometrix, Inc.
2000 Bridge Pkwy, Suite 201
Redwood Shores, CA 94538

	Re:	IQ Biometrix Inc.
		Amendment No. 5 to the Registration Statement on Form S-
4
		Filed June 20, 2005
		File No. 333-124027

Dear Mr. Walsh:

	We have the following comments on the pro forma financial statements and related disclosure in your amended registration statement. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 5 to Form S-4

Prior Comment 3

1. We note your response to prior comment no. 3. Based on your revised disclosures you indicate that "the combined resources should be devoted exclusively to the development and sales of Wherify`s
products."   Clarify whether this statement means that you are
simply
disposing the IQB business entirely and have no plans to sell the unit or its underlying products. If so, tell us what consideration you gave to whether this strategy represents a "discontinuance of operations" for IQB by analogy to paragraph 32 of SFAS 144. That paragraph refers to instances when the acquiring entity intents to sell an acquired operating unit. In your case, it appears that you will "abandon" the acquired company instead of "selling" the unit to a third party. If this event does qualify as a discontinued operations, pro forma financial statements for IQB should be provided for all periods presented showing the discontinuance of operations.

2. We do not believe that you completely responded to our prior comment no. 3. We had asked why the company had a market capitalization of approximately $40 million prior to the announced merger with Wherify and now IQB has a nominal value. We note that the market capitalization of IQB has fluctuated over the years, however, the company always had value. Explain in detail why you believe that IQB has nominal value because the combined company`s management will not continue to support its operations. Did the company generate any intangible assets over time? Explain why the company`s market capitalization was significant, i.e., indicate why the company`s value would simply drop to zero because management will not devote resources to it.

3. Your response to prior comment no. 3 notes "the management of both companies believe that IQB`s contacts and methods are appropriate for
Wherify`s products." Tell us why these contacts do not meet the definition of an intangible asset. See paragraphs 39, A18, A20, A21,
A23 and A27 of SFAS 141.

Prior Comment 5

4. We note your response to prior comment no. 5 and agree with the manner in which you calculated the fair value of Wherify`s shares of common stock using fair market value of the IQB`s shares of common
stock.   We believe that the calculated value does represent fair
value of Wherify notwithstanding the merger.  The consummation of the
merger would not change the fair value of Wherify`s common stock for
issuances that have already occurred (i.e., issuances on December
20,
2004 and January 19, 2005).  Clarify why you believe that "there was
no intrinsic value associated with the conversion feature" as stated
in your June 7, 2005 response letter. Based on your analysis, it appears that there was an intrinsic value on the commitment date. In this regard, since the exchange ratio has been agreed to, the ratio
should translate into the fair value of Wherify`s common stock. Clarify why the beneficial conversion is being recorded upon consummation of the merger instead of upon the commitment date. That is, indicate whether the right to convert is contingent in form upon
the completion of this merger.   The substance as referred to in
earlier responses does not alter the legal rights of the
convertible
preferred stockholder.   If holders of the preferred stock can
convert at any time, the beneficial conversion element should be recorded at the commitment date.


*	*	*	*	*

	As appropriate, please amend your filing in response to these comments. Please ensure that your amendment is marked in accordance
with Item 310 of Regulation S-T.  You may wish to provide us with
marked copies of the amendment to expedite our review.   Please
furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Melissa Rocha at (202) 551-3854 or Stephen Krikorian, Branch Chief - Accounting, at (202) 551- 3488 if you have any questions regarding comments on the financial statements or related matters. Please contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3730 with any other questions.

								Sincerely,


								Barbara C. Jacobs
								Assistant Director


cc:	Via Facsimile (510) 273-8832			Via Facsimile (415)
495-
8901
	Donald C. Reinke, Esq.			Alisande M. Rozynko, Esq.
	Reed Smith LLP				The Crone Law Group LLP
	Telephone: (510) 466-6899			Telephone: (415) 495-
8900
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Michael Walsh
IQ Biometrix, Inc.
June 23, 2005
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